UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

**ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number: ~~0-2600~~1 1-15419

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan
1601 W LBJ Freeway
Dallas, TX 75234

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese AG
61476 Kronberg / Taunus
Germany

CONTENTS

*Other schedules required by Section 2520.103-8 are omitted because they are not applicable.

Celanese Americas Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002 and

for the Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Investment and Benefit Committees
Celanese Americas Retirement
Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Short Hills, New Jersey
July 12, 2004

Celanese Americas Retirement Savings Plan

Statements of Net Assets Available for Benefits
as of December 31, 2003 and 2002

	2003	2002
	(In thousands)	
Assets		
Investments		
Fair value	$ 515,646	$ 420,399
Contract value	178,004	176,132
Total investments	693,650	596,531
Receivables		
Accrued interest and dividends	2,174	1,789
Total receivables	2,174	1,789
Total assets	695,824	598,320
Liabilities		
Payables	1,479	1,754
Net assets available for benefits	$ 694,345	$ 596,566

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

	2003 (In thousands)
Investment income:	
Net appreciation of investments:	
Government obligations	$ (2,061)
Fixed income securities	1,040
Common stocks	117,383
Total net appreciation of investments	116,362
Interest	8,706
Dividends	5,021
Total investment income	130,089
Contributions:	
Company	11,007
Participant	21,720
Total contributions	32,727
Administrative expenses	(1,857)
Withdrawals and distributions	(63,180)
Net increase	97,779
Net assets available for benefits:	
Beginning of year	596,566
End of year	$ 694,345

See accompanying notes to financial statements.

(1) Description of the Plan

The Celanese Americas Retirement Savings Plan (the "Plan") is a participant directed, defined contribution plan sponsored by Celanese Americas Corporation and Subsidiaries (the "Company"). The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants in the Plan should refer to the Plan document for more complete details of the Plan's provisions.

(a) Eligibility

Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire (taking into account the need to complete certain forms and the timing of the Company's payroll cycles).

(b) Participant Contributions

Participants may contribute from 2% to 80% of their annual compensation, subject to certain Internal Revenue Service limitations, through payroll deductions. Participants may designate contributions as either "before tax," "after tax" or a combination of both. Participants' before tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the Internal Revenue Code.

(c) Company Contributions

The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant's compensation, as defined in the Plan document.

(d) Vesting

All Participants' contributions and income earned or losses incurred thereon are fully vested at all times. Company contributions and income earned or losses incurred thereon are vested either upon the completion of three years of continuous service with the Company, as defined in the Plan document, death, retirement, total and permanent disability, termination of employment by the Company (other than for cause) or the attainment of age 65.

(e) Forfeitures

Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. Forfeited accounts are not material to the Plan at December 31, 2003.

(f) Distributions and Withdrawals

A Participant's entire vested account balance shall be payable upon termination of employment, retirement, disability, or death. Participants who suffer a "financial hardship" may withdraw all or part of their vested before tax contributions subject to certain provisions,

(1) Description of the Plan (continued)

as described in the Plan document. Distributions and withdrawals under the Plan are made in a lump sum in the form of cash. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

(g) Participant Accounts

Each Participant's account is credited with the Participant's contributions, the appropriate amount of the Company's contribution and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant's vested account.

(h) Investments

Plan Participants may direct the investment of their account in 1% increments among any of twelve investment options. Each of the Plan's investment options is managed for the Company by independent investment managers, who employ a specific set of investment criteria endorsed and monitored by the Company.

One of the Plan's investment options for participants included the Company Stock Fund, which allowed participants to invest in common shares of Celanese AG. On December 16, 2003, BCP Crystal Acquisition Gmbh & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares, excluding treasury shares, of Celanese AG, the parent of the Company, for a price of €32.50 per share, without interest. As a result of the tender offer, on March 10, 2004, Participants can no longer direct their investments into the Company Stock Fund. However, for the shares not tendered, they remain invested in Celanese AG Stock. On April 1, 2004, BCP announced that the minimum acceptance conditions for the offer have been met. Following the completion of the tender offer, Celanese AG shares have been delisted from the New York Stock Exchange.

Included in the Plan's twelve investment options is the Stable Value Fund. The Stable Value Fund invests in a variety of investment grade fixed income securities, primarily U.S. Treasury, Agency, corporate, and mortgage-backed securities. The fund also invests in a special kind of investment contract called a "benefit response wrap", also known as a synthetic guaranteed investment contract ("GICs"); it provides for a guarantee of principal and a stabilized interest rate. The crediting interest rate on investment contracts was 5% for the year ended December 31, 2003.

The crediting rates for certain GICs are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e.

(1) Description of the Plan (continued)

weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rates resets.

A synthetic GIC provides for a guaranteed return on principal over a period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. The wrapper contract provides market and cash flow protection to the Plan. The value of the wrapper is determined by the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to those assets. The value of the wrapper as of December 31, 2003 is $1,684,684.

(i) Participant Loans

Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to 50% of the vested account balance. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years and, under certain circumstances, up to fifteen years. Loans are repaid in monthly installments and include interest charges. The interest rate on the loan, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2003 was 5% to 10.5%.

(j) Payment of Benefits

Benefits are recorded when paid in accordance with the AICPA Audit and Accounting Guide entitled Audits of Employee Benefit Plans.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are prepared under the accrual method of accounting.

(b) Trust Agreement and Valuation of Investments

The Company had a Trust Agreement with Deutsche Bank through May 31, 2003. As of June 1, 2003, the Company entered into a new Trust agreement with State Street Bank & Trust Company. The trust agreements establishes a qualified trust for the Plan. The assets of the trust are managed by various investment managers appointed by the Company. The Plan's investments are stated at fair value, which is determined through quoted market prices, except for the GIC which is at contract value. Loans to Participants are valued at cost, which approximates fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

The Company's Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan.

(2) Summary of Significant Accounting Policies (continued)

(c) Risks and Uncertainties

The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(d) Use of Estimates

The preparation of financial statements in accordance with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3) Investments

The following table presents investments that represent five percent or more of the Plan's net assets as of December 31, 2003 and 2002:

	As of December 31,	
	2003	2002
Alliance Collective Investment Trust Bernstein Strategic Value Collective	$ 179,752,089	$ 143,815,211
Celanese AG Common Stock	41,220,191	37,085,590
BGI Russell 2000 Alpha Tilts Fund F	60,043,530	32,992,474
Bank of America Contract #02-010	57,699,837	58,713,196
State Street Bank Contract #102063	57,699,838	58,713,197
Caisee Des Depots ET Consignations Contract #1837-01	57,692,029	58,705,349
BGI Equity Index 1	110,308,131	84,957,536

(4) Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. Upon termination of the Plan, any Participant who is then an employee of the Company would become 100% vested in all Company contributions and income or losses thereon.

(5) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Administrative Expenses

Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions and related fees are paid from the respective funds from which they are levied, assessed or incurred.

(7) Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by JPMorgan/American Century. JPMorgan Retirement Plan Services is the Record keeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(7) Parties-in-Interest (continued)

The following table presents investments/ funds of parties-in-interest to the Plan as of December 31, 2003:

Party-in-Interest	Investment	Value*
JPMorgan/American Century	SmartMix Portfolio - Conservative	$ 19,905,604
	SmartMix Portfolio - Moderate	10,548,208
	SmartMix Portfolio - Aggressive	8,831,422
	Stable Value Fund	178,004,361
Celanese Americas Corporation	Celanese AG Common Stock Fund	42,244,821**

* All values are stated at fair value except for the Stable Value Fund, which is at contract value

** Celanese AG Common Stock Fund contains $309,729 in cash and cash equivalents and $714,901 relating to the sale of Celanese AG Common Stock.

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05MT

CELANESE RETIRENENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 1
AS-OF DATE: 12/31/03

THIS IS A COMPOSITE REPORT FOR:

05MA	HOISINGTON INV. MGMT CO
05MB	BERNSTEIN
05MD	JP MORGAN
05ME	CELANESE SAV LOAN FUND
06MF	C/D ACCOUNT
06MG	PIMCO
05MH	CAPITAL GUARDIAN
05MI	JANUS
06MJ	CO. STOCK MANAGEMENT
05ML	JP MORGAN
05MN	JP MORGAN
05MO	JP MORGAN
05MP	BARCLAYS
05MQ	
05MU	BARCLAYS

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
INTEREST BEARING CASH				
	BGI MONEY MARKET FD FOR EBT	CASH HELD AT ALEX BROWN		
	7.000		7.00	7.00
05HP	2.000		2.00	2.00
05HU	5.000		5.00	5.00
	BZW PRINCIPAL CASH			
	3.920		3.92	3.92
06HP	3.060		3.06	3.06
05HU	0.860		0.86	0.86
	LOANS TO PARTICIPANTS			
	14,052,537.190		14,041,751.25	14,041,751.25
05HE	14,052,537.190		14,041,751.25	14,041,751.25
	MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001 12/31/2003	
	133,999.84		133,999.84	133,999.84
05HD	43,183.17		43,183.17	43,183.17
05HN	90,816.67		90,816.67	90,816.67
	MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001 12/31/2004	
	5,897,965.76		5,897,965.76	5,897,965.76
05HD	774,584.30		774,584.30	774,584.30
05HL	375,161.45		375,161.46	375,161.46
05HN	309,553.22		309,553.22	309,553.22
05H0	4,438,666.79		4,438,666.79	4,438,666.79
	STATE STREET BANK + TRUST CO	SHORT TERM INVESTMENT FUND	1.000 12/31/2030	
	2,168,869.82		2,168,869.82	2,168,869.82
05HA	1,138,330.84		1,138,330.84	1,138,330.84
05HF	41,654.72		41,654.72	41,654.72
05HI	678,010.23		678,010.23	678,010.23
05HJ	309,729.49		309,729.49	309,729.49
05HQ	1,144.54		1,144.54	1,144.54
	22,253,383.53		22,242,597.59	22,242,597.59

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05MT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
U.S. GOVERNMENT SECURITIES				
	UNITED STATES TREAS BDS		6.500 11/15/2026	
	1,294,000.00		1,490,586.34	1,522,269.36
05MA	1,294,000.00		1,490,586.34	1,522,269.36
	UNITED STATES TREAS BDS		6.625 02/15/2027	
	2,627,000.00		2,759,251.44	3,137,725.57
05MA	2,627,000.00		2,759,251.44	3,137,725.57
	UNITED STATES TREAS BDS		6.375 08/15/2027	
	8,410,000.00		9,388,558.04	9,767,424.46
05MA	8,410,000.00		9,388,558.04	9,767,424.46
	UNITED STATES TREAS BDS	BD	5.250 11/15/2028	
	5,565,000.00		5,568,082.04	5,605,218.26
05MA	5,565,000.00		5,568,082.04	5,605,218.26
	UNITED STATES TREAS BDS		5.250 02/15/2029	
	14,985,000.00		14,836,769.28	15,117,287.58
05MA	14,985,000.00		14,836,769.28	15,117,287.58
	UNITED STATES TREAS BDS		5.375 02/15/2031	
	2,860,000.00		2,909,279.66	2,982,556.72
05MA	2,860,000.00		2,909,279.66	2,982,556.72
	35,741,000.00		36,952,526.80	38,132,481.94

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05MT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 4
AS-OF DATE: 12/31/03
SCHEDULE G

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
CORPORATE STOCKS - COMMON				
	CELANESE AG FRANKFURT AM MAIN	AKT		
	979,984.000		22,161,961.61	41,220,190.70
05MJ	979,984.000		22,161,961.61	41,220,190.70
	FLEXTRONICS INTERNATIONAL LTD	SHS		
	12,550.000		261,058.23	186,242.00
05MI	12,550.000		261,058.23	186,242.00
	ALLSTATE CORP	COM		
	4,555.000		171,565.37	195,956.10
05MI	4,555.000		171,565.37	195,956.10
	AMERICAN EXPRESS CO	COM		
	8,980.000		355,093.31	433,105.40
05MI	8,980.000		355,093.31	433,105.40
	AMGEN INC	COM		
	6,290.000		368,114.07	388,722.00
05MI	6,290.000		368,114.07	388,722.00
	ANADARKO PETE CORP	COM		
	3,000.000		181,166.22	153,030.00
05MI	3,000.000		181,166.22	153,030.00
	ANHEUSER BUSCH COS INC	COM		
	2,246.000		96,694.93	118,266.60
05MI	2,246.000		96,694.93	118,266.60
	APPLIED MATERIALS INC	COM		
	16,815.000		476,059.79	377,496.75
05MI	16,815.000		476,059.79	377,496.75
	BANK NEW YORK INC	COM		
	3,820.000		187,970.56	126,518.40
05MI	3,820.000		187,970.56	126,518.40
	CABLEVISION NY GROUP CLASS A	CL A		
	9,269.000		266,369.84	216,801.91
05MI	9,269.000		266,369.84	216,801.91
	CAREMARK RX INC	COM		
	6,050.000		147,057.98	153,246.50
05MI	6,050.000		147,057.98	153,246.50

05MT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 5
AS-OF DATE: 12/31/03
SCHEDULE G

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
	CISCO SYS INC	COM		
	24,145.000		395,433.20	586,482.05
05MI	24,145.000		395,433.20	586,482.05
	CITIGROUP INC	COM		
	3,510.000		163,275.87	170,375.40
05MI	3,510.000		163,275.87	170,375.40
	COLGATE PALMOLIVE CO	COM		
	3,060.000		167,289.19	153,153.00
05MI	3,060.000		167,289.19	153,153.00
	COSTCO WHSL CORP NEW	COM		
	5,950.000		214,839.56	221,221.00
05MI	5,950.000		214,839.56	221,221.00
	DELL INC	COM		
	7,590.000		210,559.01	257,756.40
05MI	7,590.000		210,559.01	257,756.40
	ELECTRONIC ARTS INC	COM		
	5,895.000		200,382.42	281,663.10
05MI	5,895.000		200,382.42	281,663.10
	EXXON MOBIL CORP	COM		
	4,435.000		152,458.26	181,835.00
05MI	4,435.000		152,458.26	181,835.00
	FEDERAL NATL MTG ASSN	COM		
	4,300.000		305,497.25	322,758.00
05MI	4,300.000		305,497.25	322,758.00
	FEDEX CORP	COM		
	1,925.000		135,991.37	129,937.50
05MI	1,925.000		135,991.37	129,937.50
	FOREST LABS INC	COM		
	1,605.000		78,902.67	99,189.00
05MI	1,605.000		78,902.67	99,189.00
	GENENTECH INC	COM		
	5,995.000		398,369.60	560,952.15
05MI	5,995.000		398,369.60	560,952.15
	GENERAL ELEC CO	COM		
	6,740.000		235,889.95	208,805.20
05MI	6,740.000		235,889.95	208,805.20

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05MT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 6
AS-OF DATE: 12/31/03
SCHEDULE G

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
05MI	HALLIBURTON CO 6,100.000 6,100.000	COM	129,855.21 129,855.21	158,600.00 158,600.00
05MI	HILTON HOTELS CORP 18,665.000 18,665.000	COM	235,899.23 235,899.23	319,731.45 319,731.45
05MI	HOME DEPOT INC 3,860.000 3,860.000	COM	163,146.09 163,146.09	136,991.40 136,991.40
05MI	INTUIT 4,855.000 4,855.000	COM	209,701.58 209,701.58	256,878.05 256,878.05
05MI	LEXMARK INTL INC 3,895.000 3,895.000	CL A	254,433.85 254,433.85	306,302.80 306,302.80
05MI	LIBERTY MEDIA CORP 30,590.000 30,590.000	COM SER A	402,042.70 402,042.70	363,715.10 363,715.10
05MI	LINEAR TECHNOLOGY CORP 7,360.000 7,360.000	COM	366,705.49 366,705.49	309,635.20 309,635.20
05MI	MGM MIRAGEINC 5,295.000 5,295.000	COM	156,768.84 156,768.84	199,144.95 199,144.95
05MI	MCDONALDS CORP 6,470.000 6,470.000	COM	159,342.16 159,342.16	160,650.10 160,650.10
05MI	MEDTRONIC INC 3,610.000 3,610.000	COM	165,675.45 165,675.46	175,482.10 175,482.10
05MI	METRO GOLDWYN MAYER INC NEW 4,367.000 4,367.000	COM	80,815.19 80,815.19	74,632.03 74,632.03
05MI	MICROSOFT CORP 22,170.000 22,170.000	COM	623,396.42 623,396.42	610,561.80 610,561.80

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
	MORGAN STANLEY	COM NEW		
	8,015.000		457,108.72	463,828.05
05MI	8,015.000		457,108.72	463,828.05
	MYLAN LABS INC	COM		
	5,900.000		136,117.03	149,034.00
05MI	5,900.000		136,117.03	149,034.00
	NOKIA CORP	SPONSORED ADR		
	24,175.000		641,684.31	410,975.00
05MI	24,175.000		641,684.31	410,975.00
	OSI PHARMACEUTICALS INC	COM		
	8,065.000		249,186.36	259,773.65
05MI	8,065.000		249,186.36	259,773.65
	ORACLE CORP	COM		
	19,675.000		272,146.12	259,710.00
05MI	19,675.000		272,146.12	259,710.00
	PFIZER INC	COM		
	9,355.000		369,972.26	330,512.15
05MI	9,355.000		369,972.26	330,512.15
	SLM CORP	COM		
	9,255.000		309,189.47	348,728.40
05MI	9,255.000		309,189.47	348,728.40
	ST JUDE MED INC	COM		
	2,495.000		129,770.92	153,068.25
05MI	2,495.000		129,770.92	153,068.25
	SCHWAB CHARLES CORP	NEW COM STK		
	17,815.000		387,059.55	210,929.60
05MI	17,815.000		387,059.55	210,929.60
	SOUTHWEST AIRLS CO	COM		
	9,675.000		160,687.26	156,154.50
05MI	9,675.000		160,687.26	156,154.50
	STAPLES INC	COM		
	9,525.000		199,600.52	260,032.50
05MI	9,525.000		199,600.52	260,032.50
	TJX COS INC NEW	COM		
	5,730.000		104,958.00	126,346.50
05MI	5,730.000		104,958.00	126,346.50

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
	TARGET CORP	COM		
	2,675.000		102,650.38	102,720.00
05NI	2,675.000		102,650.38	102,720.00
	TEXAS INSTRS INC	COM		
	7,565.000		279,183.96	222,259.70
05NI	7,565.000		279,183.96	222,259.70
	TIME WARNER INC NEW	COM		
	17,782.000		438,785.13	319,898.18
05NI	17,782.000		438,785.13	319,898.18
	TYCO INTL LTD	NEW COM		
	6,220.000		157,358.64	164,830.00
05NI	6,220.000		157,358.64	164,830.00
	UNITED TECHNOLOGIES CORP	COM		
	1,650.000		136,276.13	156,370.50
05NI	1,650.000		136,276.13	156,370.50
	VERITAS SOFTWARE CORP	COM		
	9,330.000		229,764.72	346,702.80
05NI	9,330.000		229,764.72	346,702.80
	VIACOM INC	CL B FORMERLY COM NON VTG		
	7,920.000		418,698.33	351,489.60
05NI	7,920.000		418,698.33	351,489.60
	YAHOO INC	COM		
	5,070.000		201,107.59	229,011.90
05NI	5,070.000		201,107.59	229,011.90
	1,433,837.000		36,661,076.87	54,838,404.42

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05MT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 9
AS-OF DATE: 12/31/03
SCHEDULE G

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
PARTN./JOINT VENTURE INTERESTS				
	JP MORGAN	MGT EAFE INTL EQUITY OPPORTY		
	156,978.490		1,441,558.66	1,879,032.54
05MD	44,435.248		365,264.57	531,889.88
05ML	44,627.147		410,287.73	534,186.98
05MN	67,916.095		666,006.36	812,955.68
	156,978.490		1,441,558.66	1,879,032.54

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
COMMON/COLLECTIVE TRUSTS				
	JPMCB EMERGING MARKET	OPPORTUNITY FUND		
	13,295.168		160,970.41	199,826.28
05MN	13,295.168		160,970.41	199,826.28
	MGT LIQUIDITY FUND			
	0.000		0.00	0.00
05MD	0.000		0.00	0.00
	MGT JPM STRATEGIC PROPERTY			
	989.676		897,908.38	959,317.61
05MD	501.653		449,545.76	486,267.16
05ML	225.581		206,059.98	218,662.56
05MN	262.442		242,302.64	254,387.89
	MGT US SMALL CO EQUITY 2 FUND			
	41,230.040		548,127.81	606,906.13
05ML	20,174.665		258,376.81	296,971.00
05MN	21,055.375		289,751.00	309,935.13
	MGT EMERGING MKT EQUITY FUND			
	36,942.369		356,215.06	470,276.30
05ML	21,231.861		198,394.29	270,281.53
05MN	15,710.508		157,820.77	199,994.77
	MGT CORPORATE BONDS	SPECIAL		
	30,580.650		429,669.39	483,785.90
05ML	15,513.993		212,811.48	245,431.30
05MN	15,066.657		216,857.91	238,354.60
	123,037.903		2,392,891.05	2,720,112.22

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05MT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 11
AS-OF DATE: 12/31/03
SCHEDULE G

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
REGISTERED INVESTMENT COMPANY				
	ALLIANCE COLLECTIVE INVT TR	BERNSTEIN STRATEGIC VALUE COL		
	16,135,735.136		124,955,761.58	179,752,089.39
05MB	16,135,735.136		124,955,761.58	179,752,089.39
	BGI RUSSEL 2000 ALPHA TILTS FD			
	5,045,674.776		51,385,433.74	60,043,529.83
05MU	5,045,674.776		51,385,433.74	60,043,529.83
	BGI EQUITY INDEX FUND I			
	3,393,052.329		85,951,170.44	110,308,131.22
05MP	3,393,052.329		85,951,170.44	110,308,131.22
	CG INTL NON US EQUITY			
	352,758.299		7,222,568.42	7,467,893.19
05MH	352,758.299		7,222,568.42	7,467,893.19
	JPMCB REAL ESTATE SECURITIES			
	23,909.978		364,887.37	458,115.15
05ML	11,051.017		161,847.08	211,737.50
05MN	12,858.961		203,040.29	246,377.65
	JPMCB US AALYST FUND			
	606,947.342		4,742,535.49	5,741,721.85
05MD	213,229.304		1,504,067.75	2,017,149.18
05ML	160,861.735		1,271,383.19	1,521,751.99
05MN	232,856.303		1,967,084.55	2,202,820.68
	JPMCB EMERGING MARKETS	FIXED INCOME		
	21,557.480		414,434.27	486,336.78
05ML	10,936.786		201,549.84	246,733.86
05MN	10,620.694		212,884.43	239,602.92
	JPMCB EAFE REI FUND			
	50,125.178		374,355.08	532,329.40
05MD	50,125.178		374,355.08	532,329.40
	JPMCB EAFE PLUS FUND	MGT EAFE PLUS FUND		
	122,137.457		1,274,223.06	1,477,863.24
05ML	52,573.738		530,493.07	636,142.21
05MN	69,563.719		743,729.99	841,721.03
	MGT US ACTIVE FIXED CORE FUND	JP MORGAN ASSET ID 55299194		
	618,184.236		14,435,648.34	15,145,513.57
05MD	431,381.498		9,961,320.79	10,568,846.77
05ML	138,798.942		3,313,197.96	3,400,574.10
05MN	48,003.796		1,161,129.59	1,176,092.70

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05HT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
	MGT EMERGING MARKETS EQUITY	US DESCRIPLINED EQUITY		
	342,550.402		5,914,647.02	6,844,157.15
05MD	200,672.287		3,457,076.26	4,009,432.19
05ML	91,956.088		1,562,313.43	1,837,282.87
05MN	49,922.027		895,257.33	997,442.09
	MGT EMERGING MARKETS EQUITY	STATEGIC SMALL COMPANY EQUITY		
	110,292.460		1,784,065.01	2,427,537.21
05MD	44,069.530		657,380.45	969,070.46
05ML	33,826.878		552,131.26	744,529.58
05MN	32,396.052		574,553.30	713,037.17
	PIMCO FDS PAC INVT MGMT SER	TOTAL RETURN FD II ADMIN CL		
	1,094,514.503		11,496,386.65	11,296,389.68
05MG	1,094,514.503		11,496,386.65	11,296,389.68
	PUTNAM INTL EQUITY FD	CL A		
	0.000		0.00	0.00
05MH	0.000		0.00	0.00
	27,917,439.576		310,316,116.47	401,980,607.66

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05MT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 13
AS-OF DATE: 12/31/03
SCHEDULE G

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST	(E) CURRENT VALUE
INSURANCE CO. GENERAL ACCOUNT				
	BANK OF AMERICA	CONTRACT NO. 02 011	5.000 12/31/2056	
	57,949,958.85		57,699,837.01	
05MO	57,949,958.85		57,699,837.01	57,699,837.01
				57,699,837.01
	CAISSE DEPOTS ET CONSIGNATIONS	CONTRACT 1837 01	5.000 12/31/2066	
	57,942,021.70		57,692,028.68	
05MO	57,942,021.70		57,692,028.68	57,692,028.68
				57,692,028.68
	STATE STREET BANK	CONTRACT 102063	5.000 12/31/2055	
	57,949,959.39		57,699,837.57	
05MO	57,949,959.39		57,699,837.57	57,699,837.57
				57,699,837.57
	173,841,939.94		173,091,703.26	173,091,703.26

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05HT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 14
AS-OF DATE: 12/31/03
SCHEDULE G

ASSET CATEGORY	UNITS	ORIGINAL COST	CURRENT VALUE
INTEREST BEARING CASH	22,253,383.530	22,242,597.59	22,242,597.59
CERTIFICATES OF DEPOSIT	0.000	0.00	0.00
U.S. GOVERNMENT SECURITIES	35,741,000.000	36,952,526.80	38,132,481.94
CORP. DEBT INSTR. - PREFERRED	0.000	0.00	0.00
CORP. DEBT INSTR. - ALL OTHER	0.000	0.00	0.00
CORPORATE STOCKS - PREFERRED	0.000	0.00	0.00
CORPORATE STOCKS - COMMON	1,433,837.000	35,561,076.87	54,838,404.42
PARTN./JOINT VENTURE INTERESTS	156,978.490	1,441,558.66	1,879,032.54
REAL ESTATE-INCOME PRODUCING	0.000	0.00	0.00
REAL ESTATE-NON INC. PRODUCING	0.000	0.00	0.00
LOANS SECURED BY MTGES-RESID.	0.000	0.00	0.00
LOANS SECURED BY MTGES-COM'L	0.000	0.00	0.00
LOANS TO PARTIC. - MORTGAGES	0.000	0.00	0.00
LOANS TO PARTICIPANTS - OTHER	0.000	0.00	0.00
OTHER	0.000	0.00	0.00
COMMON/COLLECTIVE TRUSTS	123,037.903	2,392,891.06	2,720,112.22
POOLED SEPARATE ACCOUNTS	0.000	0.00	0.00
103-12 INVESTMENTS	0.000	0.00	0.00
REGISTERED INVESTMENT COMPANY	27,917,439.576	310,316,116.47	401,980,607.66
INSURANCE CO. GENERAL ACCOUNT	173,841,939.940	173,091,703.26	173,091,703.26
** ASSET CATEGORY NOT FOUND **	0.000	0.00	0.00
GRAND TOTALS	261,467,616.439	582,098,470.70	694,884,939.63

RUN DATE: 05/20/04

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Investment and Benefit Committees
Celanese Americas Retirement
Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-30284, 333-54008, and 333-36656) on Form S-8 of Celanese AG of our report dated July 12, 2004, with respect to the statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and the supplemental schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Celanese Americas Retirement Savings Plan.

KPMG LLP

Short Hills, New Jersey
July 12, 2004

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan

Date: July 12, 2004

By: /s/ Michael E. Grom

Michael E. Grom

Principal Financial Officer of Celanese Americas Corporation, as Representative of the Plan Administrator

Schedule of Assets (Held at end of Year)
As of December 31, 2003

05NT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 13
AS-OF DATE: 12/31/03
SCHEDULE G

(A) FUND	(B) ISSUER/ UNITS	(C) DESCRIPTION OF INVESTMENT	(D) ORIGINAL COST		(E) CURRENT VALUE
INSURANCE CO. GENERAL ACCOUNT					
	BANK OF AMERICA	CONTRACT NO. 02 011		5.000 12/31/2055	
	57,949,958.85		57,699,837.01		57,699,837.01
05MO	57,949,958.85		57,699,837.01		57,699,837.01
	CAISSE DEPOTS ET CONSIGNATIONS	CONTRACT 1837 01		5.000 12/31/2056	
	57,942,021.70		57,692,028.68		57,692,028.68
05MO	57,942,021.70		57,692,028.68		57,692,028.68
	STATE STREET BANK	CONTRACT 102063		5.000 12/31/2055	
	57,949,959.39		57,699,837.57		57,699,837.57
05MO	57,949,959.39		57,699,837.57		57,699,837.57
	173,841,939.94		173,091,703.26		173,091,703.26

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2003

05HT

CELANESE RETIREMENT SAV PLAN
COMPOSITE
ASSETS HELD FOR INVESTMENT

PAGE: 14
AS-OF DATE: 12/31/03
SCHEDULE G

ASSET CATEGORY	UNITS	ORIGINAL COST	CURRENT VALUE
INTEREST BEARING CASH	22,253,383.530	22,242,597.59	22,242,597.59
CERTIFICATES OF DEPOSIT	0.000	0.00	0.00
U.S. GOVERNMENT SECURITIES	35,741,000.000	36,952,526.80	38,132,481.04
CORP. DEBT INSTR. - PREFERRED	0.000	0.00	0.00
CORP. DEBT INSTR. - ALL OTHER	0.000	0.00	0.00
CORPORATE STOCKS - PREFERRED	0.000	0.00	0.00
CORPORATE STOCKS - COMMON	1,433,837.000	35,661,076.87	54,838,404.42
PARTN./JOINT VENTURE INTERESTS	156,978.490	1,441,558.66	1,879,032.54
REAL ESTATE-INCOME PRODUCING	0.000	0.00	0.00
REAL ESTATE-NON INC. PRODUCING	0.000	0.00	0.00
LOANS SECURED BY MTGES-RESID.	0.000	0.00	0.00
LOANS SECURED BY MTGES-COM'L	0.000	0.00	0.00
LOANS TO PARTIC. - MORTGAGES	0.000	0.00	0.00
LOANS TO PARTICIPANTS - OTHER	0.000	0.00	0.00
OTHER	0.000	0.00	0.00
COMMON/COLLECTIVE TRUSTS	123,037.903	2,392,891.05	2,720,112.22
POOLED SEPARATE ACCOUNTS	0.000	0.00	0.00
103-12 INVESTMENTS	0.000	0.00	0.00
REGISTERED INVESTMENT COMPANY	27,917,439.576	310,316,116.47	401,980,607.66
INSURANCE CO. GENERAL ACCOUNT	173,841,939.940	173,091,703.26	173,091,703.26
** ASSET CATEGORY NOT FOUND **	0.000	0.00	0.00
GRAND TOTALS	261,467,616.439	582,098,470.70	694,884,939.63

RUN DATE: 05/20/04

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan

Date: July 12, 2004

By: /s/ Michael E. Grom
Michael E. Grom
Principal Financial Officer of Celanese Americas Corporation, as Representative of the Plan Administrator

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Investment and Benefit Committees
Celanese Americas Retirement
Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-30284, 333-54008, and 333-36656) on Form S-8 of Celanese AG of our report dated July 12, 2004, with respect to the statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and the supplemental schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Celanese Americas Retirement Savings Plan.

KPMG LLP

Short Hills, New Jersey
July 12, 2004